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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            FINLAY ENTERPRISES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   317884 20 3
                                 (CUSIP Number)

                            James Martin Kaplan, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 24, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                    /   /

Page 1 of 14 Pages.

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       CUSIP NO. 317884 20 3

1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Arthur E. Reiner

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (See Instructions)                        (a) / /
                                                               (b) /X/
3.     SEC USE ONLY

4.     SOURCE OF FUNDS (See Instructions)
                            PF

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                              / /

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

  Number of Shares          7.        SOLE VOTING POWER
  Beneficially Owned                     79,279
  by Each Reporting
  Person With               8.        SHARED VOTING POWER
                                             0

                            9.        SOLE DISPOSITIVE POWER
                                         79,279

                           10.        SHARED DISPOSITIVE POWER
                                              0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                             79,279

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                  /X/

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .76% (See Item 5)

14.     TYPE OF REPORTING PERSON
                           IN

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                                  SCHEDULE 13D

Item 1  - Security and Issuer.

         This Amendment No. 1 to Schedule 13D dated April 6, 1995 relates to the Common Stock, par value $.01 per share ("Common Stock"), of Finlay Enterprises, Inc., a Delaware corporation (the "Company"). This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, with respect to the sale by Arthur E. Reiner of shares of Common Stock of the Company.

         The address of the Company's principal executive office is 521 Fifth Avenue, New York, New York 10175.

Item 2 - Identity and Background.

         This Schedule 13D is being filed by Arthur E. Reiner, the President, Chief Executive Officer, Vice Chairman and a director of the Company. The business address of Mr. Reiner is c/o Finlay Enterprises, Inc., 521 Fifth Avenue, New York, New York 10175.

         Mr. Reiner's principal occupation is President, Chief Executive Officer and Vice Chairman of the Company and Chairman and Chief Executive Officer of the Company's wholly-owned subsidiary,

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Finlay Fine Jewelry Corporation ("FFJC").  The Company and FFJC are
located at 521 Fifth Avenue, New York, New York 10175.

         During the last five years, Mr. Reiner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Reiner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On April 6, 1995, Mr. Reiner purchased, from his personal funds, 6,122 shares of Common Stock at a price of $14.00 per share in the Company's public offering of Common Stock (the "Offering"). On January 3, 1995, Mr. Reiner purchased 138,525 shares of Common Stock from the Company at a purchase price of $7.23 per share. The aggregate purchase price of such shares was paid in the form of a note issued by Mr. Reiner to the Company (the "Note"), the repayment of which was secured by such shares and certain proceeds


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received by Mr. Reiner upon disposition of such shares or upon any distribution paid on or with respect to such shares. In addition, on January 3, 1995, the Company granted to Mr. Reiner options to purchase an aggregate of 69,263 shares of Common Stock, of which one-half are time based (the "Time-Based Options") and one-half are performance based (the "Performance-Based Options"). Of the Time-Based Options, one-third became exercisable on each of February 3, 1996, February 1, 1997 and January 31, 1998. Of the Performance-Based Options, one-third will vest for each year commencing with 1995 for which certain performance levels of the Company are met. To date, none of the Performance-Based Options have vested.

         On March 5, 1997, the Company granted to Mr. Reiner, under the Company's Long Term Incentive Plan (the "Plan"), options to purchase an aggregate of 139,719 shares of Common Stock at an exercise price of $14.00 per share. On March 6, 1997, the Company granted to Mr. Reiner, under the Company's 1997 Long Term Incentive Plan (the "1997 Plan") (subject to shareholder approval of the 1997 Plan, which occurred on June 19, 1997), options to purchase an aggregate of 160,281 shares of Common Stock at an exercise price of $13.875 per share. The 139,719 options granted under the Plan and the 160,281 options granted under the 1997 Plan become exercisable on January 2, 2001 so long as Mr. Reiner is employed by the Company at such date. Such options are also subject to early vesting and early termination under certain circumstances and are subject to

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various conditions.

         On April 24, 1998, Mr. Reiner sold an aggregate of 100,000 shares of Common Stock at a price of $27.50 per share. The shares were sold in connection with the offering by the Company and certain other selling stockholders of an aggregate of 1,800,000 shares of Common Stock (the "Equity Offering"), of which the Company sold 567,310 shares and the selling stockholders (including Mr. Reiner) sold 1,232,690 shares. Mr. Reiner used a portion of the proceeds from the sale of his shares in the Equity Offering to repay the entire outstanding balance of the Note, together with accrued interest thereon, in the aggregate amount of $1,275,657.

Item 4.  Purpose of Transaction.

         Mr. Reiner acquired the Common Stock currently held by him for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Reiner to acquire or dispose of Common Stock, and other business opportunities available to Mr. Reiner, and other relevant factors, Mr. Reiner may in the future take such actions with respect to such holdings in the Company's Common Stock as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase

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of additional Common Stock in the open market, the purchase of additional Common
Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired by Mr. Reiner, either in a sale of Common Stock in the open market or the sale of Common Stock in privately negotiated transactions to one or more purchasers.

         Except as described above, Mr. Reiner has not formulated any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, except for the possible addition by the Company of one or more independent directors to its Board of Directors;

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         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or


         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Mr. Reiner beneficially owns 79,279 shares of Common Stock, including 44,647 shares of Common Stock owned directly by him and 34,632 shares of Common Stock underlying the Time-Based Options held by him. The number of shares of Common Stock beneficially owned by Mr. Reiner does not include the 34,631 shares of Common Stock underlying the Performance-Based Options, the 139,719 shares of Common Stock underlying the options granted to Mr. Reiner on March 5, 1997 or the 160,281 shares of Common Stock underlying the options granted to Mr. Reiner on March 6, 1997, none of which options are currently exercisable or will become exercisable within 60 days of the date hereof. The 79,279 shares of Common Stock constitute, in the aggregate, approximately .76% of the issued and outstanding shares of such stock as of the date hereof.

         Except as described below, Mr. Reiner has sole power to vote

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or direct the vote of 79,279 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of 79,279 shares of Common Stock and shared power to dispose or to direct the disposition of no shares of Common Stock.

         Mr. Reiner is a party to the Amended and Restated Stockholders' Agreement dated as of March 6, 1995, as amended (the "Amended and Restated Stockholders' Agreement"), by and among the Company, Mr. Reiner and certain other stockholders of the Company (the "Other Stockholders"), which sets forth certain rights and obligations of the parties with respect to the Common Stock and corporate governance of the Company. The Amended and Restated Stockholders' Agreement provides that the parties thereto must vote their shares to fix the number of members of the Board of Directors of the Company at eight and to vote in favor of six directors who will be nominated as follows: two will be nominated by the Thomas H. Lee Company and certain of its officers, employees, consultants and affiliates (the "Lee Investors"), one will be nominated by Equity-Linked Investors, L.P. and Equity-Linked Investors-II (the "Desai Investors"), two will be nominated by David B. Cornstein, Chairman and former Chief Executive Officer of the Company, and one will be nominated by Mr. Reiner. Notwithstanding the foregoing, the rights of various persons to designate directors will be reduced or eliminated at such time as such person owns less than

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certain specified percentages of the shares of Common Stock then outstanding or in certain cases are no longer an employee of the Company. The Amended and Restated Stockholders' Agreement also provides that the executive committee will consist of five directors, including one independent director selected by the Board of Directors, one member designated by Thomas H. Lee (so long as the Lee Investors have the right to designate a nominee for director), one member designated by the Desai Investors (so long as the Desai Investors have the right to designate a nominee for director) and two members designated by Mr. Cornstein (which number will be reduced to one if Mr. Cornstein is only entitled to designate one nominee for director and none if Mr. Cornstein ceases to have the right to designate a nominee for director). When a stockholder or group of stockholders loses the right to designate a director, such director is to be designated instead by a majority of the directors of the Company.

         In addition, the Amended and Restated Stockholders' Agreement provides that the parties thereto have (i) certain "come along" rights allowing them to participate in private sales of Common Stock by parties selling at least a majority of the outstanding shares of Common Stock and (ii) certain "take along" rights allowing parties who are selling at least a majority of the outstanding shares of Common Stock to require the other parties to sell all or a portion of their shares of Common Stock to the same

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purchaser in the same transaction on the same terms.

         Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Reiner declares that the filing of this Statement shall not be construed as an admission that any person other than Mr. Reiner is the beneficial owner of any securities covered by this Statement or that Mr. Reiner is the beneficial owner of any securities held by any other persons (including, but not limited to, the Other Stockholders).

         (c) Except for the sale by Mr. Reiner of 100,000 shares of Common Stock in the Equity Offering, as described elsewhere herein, no transactions in Common Stock were effected by the person named in response to Paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

         (d) No person other than Mr. Reiner has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Reiner or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)  Not Applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Reiner and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except:

              (i) The Amended and Restated Stockholders' Agreement, as described in Item 5 above.


              (ii) In connection with the Equity Offering, Mr. Reiner agreed with the underwriters for the Equity Offering (the "Underwriters") not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (other than shares being sold in the Equity Offering) or any rights to acquire Common Stock for a period of 180 days after the date of the prospectus relating to the Equity Offering, without the prior consent of the representative of the Underwriters. These restrictions expire October 17, 1998.

              (iii) Mr. Reiner has certain registration rights pursuant to a Registration Rights Agreement, dated as of May 26, 1993, as amended, by and among the Company, Mr. Reiner and certain

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other stockholders of the Company. Mr. Reiner also has certain registration rights pursuant to the Employment Agreement dated as of January 3, 1995, as amended, between the Company, FFJC and Mr. Reiner.

Item 7.  Material to be Filed as Exhibits.
              None.

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                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 1998

                                           By  /s/Arthur E. Reiner
                                             -----------------------
                                             Arthur E. Reiner


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